Exhibit 1.01

TechnipFMC plc

Conflict Minerals Report
for the Year Ended December 31, 2025

1.Company Overview and Applicability of Rule 13p-1

TechnipFMC plc (the “Company,” “TechnipFMC,” “we,” and “our”) is a public limited company incorporated and organized under the laws of England and Wales, with registered number 09909709, and with registered office at Hadrian House, Wincomblee Road, Newcastle Upon Tyne, NE6 3PL, United Kingdom. The Company has operational headquarters in Houston, Texas, United States.

TechnipFMC is a leading technology provider to the traditional and new energy industries, delivering fully integrated projects, products, and services. With our proprietary technologies and comprehensive solutions, we are transforming our clients’ project economics, helping them unlock new possibilities to develop energy resources while reducing carbon intensity and supporting their energy transition ambitions.

Organized in two business segments—Subsea and Surface Technologies—we will continue driving change in the energy industry with our pioneering integrated ecosystems, technology leadership, and digital innovation.

After evaluating our product lines, we have determined that certain products that we manufacture or contract to manufacture contain tin, tantalum, tungsten, and/or gold (collectively, “3TG”) and that such 3TG are necessary to the functionality or production of such product(s). These products include, but are not limited to, subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, remotely operating vehicle systems, manipulator systems, subsea control systems, fracturing flowback services, and umbilical systems.

2.Reasonable Country of Origin Inquiry

TechnipFMC is a global company with a complex and multi-tiered supply chain. Because of this complexity, we rely on suppliers that deliver directly to TechnipFMC (the “Tier 1 Suppliers”) to provide input regarding the source of conflict minerals in both the raw materials and parts that we purchase to use in the manufacture of our products. We expect those Tier 1 Suppliers to implement policies and procedures comparable to ours in order to obtain thorough and accurate chain of custody information to inform this reporting.

With the assistance of the third-party vendor Source Intelligence (“SI”), we (1) filter our product offerings to identify those offerings that are in-scope for the purposes of regulatory reporting; (2) conduct a good faith, reasonable country of origin inquiry (“RCOI”) to establish a list of Tier 1 Suppliers that are in-scope for regulatory reporting purposes based on TechnipFMC’s influence over the manufacturing process and potential use of 3TG; and (3) collect information from those suppliers regarding the presence and sourcing of 3TG used in the products and components they have supplied to TechnipFMC.

Based on our RCOI, we believe that certain of our products may contain 3TG that originated in the Democratic Republic of the Congo or its adjoining countries and did not originate from recycled or scrap sources.

This Conflict Minerals Report does not provide disclosure under paragraph (c) of Item 1.01 of Form SD pursuant to the SEC Division of Corporation Finance’s April 7, 2017, no action relief.